Clover Leaf Capital Corp.

c/o Yntegra Capital Investments, LLC

1450 Brickell Avenue, Suite 2520

Miami, FL 33131

VIA EDGAR

July 9, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Christine Torney

Re:	Clover Leaf Capital Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2021

File No. 333-255111

Dear Ms. Torney:

Clover Leaf Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits a supplemental response to comment 3 in the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 17, 2021, regarding Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on June 7, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment 3 in bold, and have followed such comment with the Company’s supplemental response.

Amendment No. 1 to Registration Statement on Form S-1

Notes to the Financial Statements
Note 8. Subsequent Events, page F-16

1.	We note your disclosure that you re-evaluated the deal structure and removed the warrants, and replaced it with (i) one right to receive one-twentieth (1/20) of a share of Class A common stock upon the consummation of an initial business combination (the “detachable rights”), and (ii) a contingent right to receive one-fifteenth (1/15) of a share of Class A common stock following the initial business combination redemption time under certain circumstances pursuant to your contingent rights agreement, and subject to adjustment (the “contingent rights”). Please tell us how you intend to account for the detachable rights and the contingent rights, and specifically discuss how you considered the guidance under ASC 480, ASC 815-10 and ASC 815-40. Additionally, please clarify the terms of the contingent rights that are “subject to adjustment” and explain whether those same terms are subject to adjustment in the detachable rights.

Response: After further discussion with the Company’s underwriters, the Company has determined to remove the contingent rights component to the unit, such that each unit will only be comprised of: (i) one share of Class A common stock; and (ii) one right to receive one-eighth (1/8) of a share of Class A common stock upon the consummation of an initial business combination. Disclosure changes reflecting this revised deal structure have been made in Amendment No. 3 to the Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Felipe MacLean

Felipe MacLean, President Chief Executive Officer

cc: Jessica Yuan, Esq